Exhibit 99.(r)(3)

Code of Ethics

Vest Financial, LLC (the “Firm”)

Amended and Restated

July 2, 2024

1.	Overview

This Code of Ethics (the “Code”) has been adopted by the Firm, as the investment advisor to, among others, investment companies registered under the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively, the “Funds”), in compliance with Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The 1940 Act prohibits the Firm and its directors, officers and employees, in connection with the purchase or sale, directly or indirectly, by the person of a security held or to be acquired1 by the Funds to: a) employ any device, scheme or artifice to defraud the Funds; b) make any untrue statement of a material fact to the Funds or omit to state a material fact necessary in order to make the statements made to the Funds, in light of the circumstances under which they are made, not misleading; c) engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Funds; or d) engage in any manipulative practice with respect to the Funds.

In addition, Section 206 of the Advisers Act prohibits the Firm and you from, directly or indirectly: (i) employing any device, scheme, or artifice to defraud any Client (as defined below) or prospective Client; (ii) engaging in any transaction, practice, or course of business which operates as a fraud or deceit upon any Client or prospective Client; or (iii) engaging in any act, practice, or course of business which is fraudulent, deceptive, or manipulative.

This Code is also based on the principle that every Covered Person (as defined below) of the Firm is to place, at all times, the interests of all Clients of the Firm before his or her own personal interests. Each Covered Person under this Code must avoid any actual or potential conflicts of interest with the Firm and its Clients and must comply with the provisions of the Code in all personal securities transactions, including the reporting obligations set forth herein.

Please keep in mind that certain provisions of this Code also apply to accounts over which you have direct or indirect Beneficial Ownership (as defined below) and personal securities transactions of your Immediate Family Members (as defined below).

Questions concerning this Code should be directed to the Compliance Team.

2.	Standards of Conduct

The Firm owes its Clients fiduciary duties and, accordingly, believes all its Covered Persons have a duty of utmost good faith to act solely in the best interests of the Firm’s Clients. The Firm’s fiduciary duty compels all its Covered Persons to act with the utmost integrity in all dealings. This fiduciary duty is the core principle underlying this Code, and represents the Firm’s core expectations related to any activities of its Covered Persons.

1              For this purpose, the term “security held or to be acquired” means any Reportable Security (other than an Excluded Security) which, within the most recent 15 days: (i) (a) is or has been held by such a Fund; or (b) is being or has been considered by such a Fund or the Firm for purchase by such a Fund; and (ii) any option to purchase or sell, and any security convertible into or exchangeable for, a security described in (i).

The Code does not attempt to identify all possible conflicts of interest, and literal compliance with the Code does not shield you, as a Covered Person, or the Firm from liability for personal trading or other conduct that violates a fiduciary duty to Clients. Awareness and management of conflicts of interest are the responsibility of all Covered Persons.  Compliance with the Code will facilitate reporting of conflicts but all Covered Persons are responsible for recognizing and reporting potential conflicts of which they become aware. Where new products, initiatives, or distribution channels are being considered, it is the responsibility of the initiating employee to engage members of the management group and the CCO to ensure risks and possible conflicts of interest are properly identified and mitigated.  Therefore, while reading the Code and when evaluating your own personal investments and transactions, please keep in mind the following guiding principles:

•	You must act exclusively in the best interest of Clients at all times and the interests of the Clients must be placed first at all times. If a conflict exists between the best interests of two or more Clients, care should be taken to deal with all Clients fairly.

•	When an actual or perceived conflict of interest arises, you should first try to avoid such conflict. If unable to avoid, you should notify and work with others to mitigate it. If conflicts are too severe to mitigate, the activity creating the conflict will not be pursued.

•	All personal security transactions must be conducted consistent with this Code and in such a manner as to avoid any actual or potential conflicts of interest or any abuse of your position and responsibility.

•	You may not take inappropriate advantage of your position with the Firm and you are expected to abide by high ethical and legal standards in conducting your personal investment activities.

•	You are prohibited from engaging in any fraudulent, deceptive, manipulative or misleading act, regardless of whether that act is covered in the Code, and you must comply with applicable Federal Securities Laws (as defined below) and commodities laws.

•	Do not indirectly do anything that if done directly would violate this Code.

Following these principles in your daily work and personal securities transactions will help you adhere to the spirit of the Code.

The conduct of personal dealings in investments by Covered Persons is a matter of utmost importance. Although the Code sets forth a number of requirements, prohibitions and conditions, it does not cover every possible circumstance or anticipate every situation and is not a replacement for your good judgment. When making personal investments you must exercise due care to ensure that you do not violate this Code and fiduciary duties owed to Firm Clients and you do not take advantage of your position at the Firm in connection with your personal investments. Covered Persons must adhere to the spirit of the Code and not only the specific provisions of the Code. It is your responsibility to understand the Code and its application to personal investments. If you have any questions about the Code, please contact the Compliance Team.

Examples of prohibited conduct for Covered Persons include, but are not limited to, the following:

•	You may not profit, or cause others to profit, based on your knowledge of Firm Client transactions and you may not improperly benefit by causing a Firm Client to act, or fail to act, in making investment decisions.

•	You may not use your position (including any knowledge of Firm Client transactions or non-public account holdings information or access to opportunities gained by virtue of your position) to your personal advantage or to a Firm Client’s disadvantage. This would include, for example, front-running or tailgating (by trading before a Client trade based on the knowledge of a forthcoming Client transaction in the same or underlying security or by trading directly after the execution of a Client trade in the same or underlying security) or any attempt to influence a Client’s trading to enhance the value of your personal investments.

•	You are prohibited from trading any security or investment while in possession of Material Non-Public Information (as defined below) regarding such security or investment received from any source or communicating this information to others. If you believe you may have obtained Material Non-Public Information or have any doubt whether certain information is material or non-public, such doubt should be resolved against trading on or communicating such information, and you should contact the Compliance Team.

3.	Definitions

1.	“Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan, as well as a 401(k) plan or 529 plan in which automatic payroll deductions are being made on a regular schedule.

2.	“Bitcoin” means a type of digital currency in which a record of transactions is maintained and new units of currency are generated by the computational solution of mathematical problems, and which operates independently of a central bank.

3.	“Bitcoin Future” means exchange-traded futures contracts linked to Bitcoin that are cash-settled in U.S. dollars.

4.	“Beneficial Ownership” will be interpreted in the same manner as it would be pursuant to Rule 16a-1(a)(2) under the Securities Exchange Act of 1934 (“1934 Act”) in determining whether a person has beneficial ownership of a security. Beneficial Ownership means when a person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect pecuniary interest (i.e., financial interest) in a security or account. Pecuniary interest means the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction. Indirect pecuniary interest includes, but is not limited to, any securities or accounts held by an Immediate Family Member of a Covered Person sharing the same household as the Covered Person. Essentially, this means that if you have the ability to profit, directly or indirectly, or share in any profit from a transaction, you have Beneficial Ownership.

The determination of direct or indirect beneficial ownership shall apply to all securities which a Covered Person has or acquires. For purposes of this policy, “Beneficial Ownership” includes securities held by:

•	Your spouse or domestic partner, minor children or relatives who share the same house with you;
•	An estate for your benefit;
•	A trust, of which (a) you are a trustee or you or any of your Immediate Family Members have a vested interest in the income or corpus of the trust, or (b) you own a vested beneficial interest, or (c) you are the grantor and you have the power to revoke the trust without the consent of all beneficiaries;

•	A partnership in which you are a partner;
•	A corporation (other than with respect to treasury shares of the corporation) of which you are an officer, director, or 10% stockholder;
•	Any other person if, by reason of contract, understanding, relationship, agreement, or other arrangement, you obtain benefits substantially equivalent to those of ownership; and
•	Your spouse or minor children or any other person, if, even though you do not obtain from them benefits of ownership, you can vest or re-vest title in yourself at once or at some future time.

A beneficial owner of a security also includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power and/or investment power with respect to such security. Voting power includes the power to vote, or to direct the voting of such security, and investment power includes the power to dispose, or direct the disposition of such security. A person is the beneficial owner of a security if he or she has the right to acquire beneficial ownership of such security at any time within sixty days.

If you are uncertain of whether you have Beneficial Ownership of a security or account, you should contact the Compliance Team.

5.	“CCO” means the Firm’s Chief Compliance Officer.

6.	“Client” means any person or entity for which the Firm acts as an investment adviser.

7.	“Compliance Team” means the CCO, other compliance staff employed by the Firm, and any individual that the CCO has designated with responsibility for undertaking compliance related tasks under the Code.

8.	“Control” has the same meaning as set forth in Section 2(a)(9) of the 1940 Act. In summary, control means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

9.	“Covered Person” means:

All full-time employees of the Firm (as well as the Firm’s directors, officers and partners) are Covered Persons under this Code. The CCO will determine on a case-by-case basis whether any part-time or temporary employee, intern, contract person, or other outsourced third-party service provider of the Firm, such as a consultant, is considered to be a Covered Person under this Code. This determination will be based on, among other factors that the CCO may deem appropriate, whether such individual has access to nonpublic information regarding any of the Firm’s Clients’ purchases or sales of securities, or nonpublic information regarding the portfolio holdings of any client account the Firm or its affiliates manage or whether such individual is involved in making securities recommendations to Clients, or has access to such recommendations that are nonpublic. As such, temporary employees may only be subject to certain sections of the Code, such as certifying to it, or may be exempt from certain reporting requirements such as not having to hold their reportable accounts at the permitted broker-dealers.

A Covered Person also includes any other person deemed a Covered Person by the CCO. The CCO may determine to exempt certain employees or other persons from the definition of Covered Person upon request and following an evaluation by the CCO of the factors deemed by the CCO to be relevant to such determination.

If you are uncertain of your status as a Covered Person, you should contact the Compliance Team.

10.	“Cryptocurrency” means a digital store of funds that utilizes a cryptography security technique to (1) control the creation of new units and (2) validate the transfer of the asset. Examples of Cryptocurrency include, but are not limited to, Bitcoin and Ethereum.

11.	“Excluded Securities” include the following securities:

•	Direct obligations of the United States government; and
•	Bankers’ acceptances, bank certificates of deposit, commercial paper and other high quality short-term debt instruments, including repurchase agreements.

12.	“Federal Securities Laws” means the Securities Act of 1933 (the “1933 Act”), the 1934 Act, the Sarbanes-Oxley Act of 2002, the 1940 Act, the Advisers Act, Title V of the Gramm-Leach-Bliley Act, any rules adopted by the Securities and Exchange Commission under any of these statutes, the Bank Secrecy Act as it applies to funds and investment advisers, and any rules adopted thereunder by the Securities and Exchange Commission or the Department of the Treasury.

13.	“Fund” means an investment company registered under the 1940 Act.

14.	“Initial Coin Offerings” (or ICOs) are a form of fundraising that is similar in structure to initial public offerings but allocates virtual tokens instead of shares to investors. These tokens typically do not represent actual ownership in the company, but often provide access to an ecosystem and can be traded on an aftermarket. ICOs are generally deemed to be private placements of securities.

15.	“Initial Public Offerings” (or IPOs) are offerings of securities registered under the 1933 Act, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the 1934 Act.

16.	“Immediate Family Members” includes the following when sharing the same household as a Covered Person (other than on a temporary basis):

child	grandparent	son-in-law
step-child	spouse/domestic partner	daughter-in-law
grandchild	sibling	brother-in-law
parent	mother-in-law	sister-in-law
step-parent	father-in-law

Immediate Family Members includes adoptive relationships and any other relationship (whether or not recognized by law) which could lead to possible conflicts of interest, diversions of corporate opportunity, or appearances of impropriety, which this Code is intended to prevent (such as person to whom a Covered Person provides substantial financial assistance).

If you are uncertain of whether a person is an Immediate Family Member, you should contact the Compliance Team.

17.	“Limited Offering”, also known as a “Private Placement Offering,” means an offering that is exempt from registration under the 1933 Act pursuant to Section 4(a)(2) or Section 4(a)(5) or pursuant to Rule 504 or Rule 506 under the 1933 Act.

18.	“Material Non-Public Information” includes information regarding any security, issuer of a security or investment that is both material and non-public. Information is material if a reasonable investor would likely consider it important when making an investment decision with respect to such security, issuer of a security or investment and public release of the information would likely affect the price of a security or be viewed by a reasonable investor as having significantly altered the total mix of information available. Information is generally non-public if it has not been distributed through a widely used public medium, such as a press release or a report, filing or other periodic communication.

Material non-public information may include non-public information about a pooled investment vehicle (e.g., open-end and closed-end funds, and private funds) that are advised or sub-advised by the Firm. If you believe you may have obtained material non-public information or have any doubt whether certain information is material or non-public, such doubt should be resolved against trading on or communicating such information, and you should contact the Compliance Team.

Refer to the Firm’s Insider Trading Policies and Procedures for further information.

19.	“Reportable Security” includes open- and closed-end mutual funds, Bitcoin, Bitcoin Futures, private funds, privately placed securities, exchange-traded funds, unit investment trusts, common stocks, bonds, options, derivatives and also includes each item as set forth in Section 202(a)(18) of the Advisers Act and Section 2(a)(36) of the 1940 Act:

any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing.

Excluded Securities are not considered Reportable Securities. Although Bitcoin and Bitcoin Futures are considered to be a Reportable Security, all other types of Cryptocurrency and Cryptocurrency futures are not considered Reportable Securities.

20.	“Transactions Requiring Preclearance” means a transaction (purchase, sale, or other acquisition or disposition) in any Fund for which the Firm serves as an investment adviser or sub-advisor, Limited Offerings, IPOs, ICOs, Bitcoin and Bitcoin Futures. For the avoidance of doubt, transactions in Funds advised by First Trust Advisors L.P. or its affiliates for which the Firm does not serve as an investment adviser or sub-adviser do not require preclearance.

4.	Compliance System

The Firm utilizes an online compliance system provided by ACA Group (“ACA”), ComplianceAlpha. The use of ComplianceAlpha promotes the automation and timeliness of data collection, maintains records of all data collected, provides for organized reporting for regulatory examinations and record keeping requirements, and facilitates compliance functions.

5.	Gifts, Entertainment, and Outside Business Activities

A.            Giving or Receiving of Gifts or Entertainment

No Covered Person may give or receive any single gift or entertainment with a value of more than $500 to/from any person that does business with or on behalf of the Firm without specific approval in advance by the Firm CCO. No employee, director or officer may accept a gift of cash, including a cash equivalent such as a gift card, regardless of the amount, from any person that does business with or on behalf of the Firm.

If any single instance of providing or receiving a gift or entertainment in excess of the $500 threshold occurs, a written report must be provided to the CCO or his/her designated person for approval in advance detailing the provider/recipient of the gift or entertainment and the nature and value of the gift or entertainment. The report must be signed by the Firm provider/recipient and the CCO, and the report will include an attestation that indicates that the provider/recipient is in no way obligated nor have they committed the Firm to any activity which would cause the individual or Firm to be out of compliance with the Code. A separate employee that does not report to the CCO has been designated responsibility for reviewing the CCO’s requests for giving or receiving gifts.

B.             Charitable Contributions and Political Contributions

All charitable contributions in excess of $500 made by the Firm to any charitable organization, including those requested by a client of the Firm, must be approved in advance by the Firm’s CCO. No charitable contribution can be made payable directly to a client of the Firm.

The Firm’s policies with respect to political contributions are not included within this Code. Please refer to “Clients – Political Contributions” in the Firm’s Compliance Manual for applicable policies.

C.            Service as Director for an Outside Company

Covered Persons may not serve on the Board of Directors of a publicly traded company without the prior written approval of the Firm’s CCO. Such approval shall be based upon a finding by the CCO that such service shall not be likely to result in a conflict of interest with the Firm and the person. A separate employee that does not report to the CCO has been designated responsibility for reviewing the CCO’s requests for serving as a director for an outside company.

D.            Outside Business Activities

Covered Persons may not engage in any outside business activity without the prior written approval of (i) their manager and (ii) the Firm’s CCO. Approval by the CCO shall be based upon a finding by the CCO that such service shall not be likely to result in a conflict of interest with the Firm and the person. A separate employee that does not report to the CCO has been designated responsibility for reviewing the CCO’s requests for engaging in an outside business activity.

6.	Personal Securities Trading Policy

A.            Restricted Lists and Blackout Periods

The Firm manages Funds and its other Client accounts pursuant to systematic, programmatic, and/or rules-based strategies with limited or no investment discretion. Therefore, the Firm currently does not maintain a restricted list or blackout period with respect to transactions made by any Covered Person in their personal accounts, accounts over which a Covered Person has direct or indirect Beneficial Ownership or for Firm- managed Funds and other Client accounts.

However, the CCO may, in his/her discretion, place limits on trading or may prohibit trading in any security or other investment by any Covered Person at any time without advance notice (i.e., implement a “restricted list” or “blackout period”). These restrictions may be applied to Covered Persons’ personal securities transactions and accounts over which they have direct or indirect Beneficial Ownership as well as to trading for the Funds or other Firm Clients. The CCO or another member of the Compliance Team will communicate these restrictions on an as needed basis, which may include the publication of a list of restricted securities or other investments or periods when Covered Persons are prohibited from trading in certain securities. Once communicated to Covered Persons, adherence to the restricted list and blackout period will be monitored by the Compliance Team in ComplianceAlpha. No Covered Person may purchase or sell, or modify any prior order to purchase or sell, or place a limit order for the purchase or sale, of any security or otherwise engage in an investment on the restricted list or subject to the blackout period.

No less frequently than annually, the CCO will review and evaluate the necessity or appropriateness of a restricted list and blackout period, which may include consideration of:

•	The launch of any new product or strategy that allows for discretion with respect to constituents and/or weights (i.e., not systematic, programmatic and/or rules-based);
•	The use of a new security or investment type in existing products or strategies;
•	Receipt or reasonably anticipated receipt by the Firm of any proprietary analysis or research regarding an issuer or security or Material Non-Public Information regarding an issuer or security; and/or
•	Other facts and circumstances deemed relevant by the CCO.

This review will take into account the Firm’s fiduciary duties to its Clients as well as the nature of the Firm’s investment advisory business.

B.            Reporting of Personal Securities Transactions in any Reportable Security

All Covered Persons must ensure that any transactions in Reportable Securities are reported through ComplianceAlpha. In the event that the Covered Person has properly set up a data feed through Live or Aggregation Feeds, such reporting shall be automatic. If the Covered Person’s account is a Manual Feed, the Covered Person must manually enter the details of the transaction into ComplianceAlpha, for example by uploading account statements.

C.            Transactions Requiring Preclearance

All Covered Persons must preclear all transactions that are defined in Section 2.20 as “Transactions Requiring Preclearance” through ComplianceAlpha prior to the execution of any such transaction. This preclearance requirement extends to accounts over which the Covered Person has discretionary authority and other accounts over which a Covered Person has direct or indirect Beneficial Ownership. The preclearance request can be made in ComplianceAlpha by completing the “Trade Request” form. If you need assistance in completing the appropriate form, please contact the Compliance Team.

The Compliance Team will promptly review the proposed transaction and in most cases a decision regarding the transaction will be made within four (4) hours of submission; however, a trade is not precleared until the request has been “approved” by the Compliance Team. A separate employee that does not report to the CCO has been designated responsibility for reviewing the preclearance requests made by the CCO.

If approval is received through ComplianceAlpha, the individual receiving such approval shall have two trading days following the day of approval to execute the transaction, after which time a new request and approval must be obtained if the initial trade was not executed within the time frame allowed by this Code. It is the responsibility of the individual receiving trade approval to execute the trade within the time frame allowed. Should any previously approved trade be completed after the allowed period, a reversal of the trade and/or disgorgement of any profits may be required at the sole discretion of the CCO given the facts of such trade activity.

Participation in investment clubs is prohibited for Covered Persons.

The CCO may, in his/her discretion, impose additional temporary preclearance requirements for certain securities or security types or other investments on an as needed basis (e.g., based on the types of factors listed above in Section 6.A. regarding restricted lists, as deemed relevant by the CCO). The CCO or another member of the Compliance Team will communicate these additional temporary preclearance requirements on an as needed basis, which may include the publication of a list of additional securities or other investments requiring preclearance. No Covered Person may purchase or sell, or modify any prior order to purchase or sell, or place a limit order for the purchase or sale of any security or otherwise engage in an investment on such list without complying with the preclearance requirements above.

If you are uncertain whether a security or other investment requires preclearance, you should contact the Compliance Team.

D.            Discretionary Accounts

An account in which a Covered Person has a Beneficial Ownership interest that is managed with full discretion (i.e., the Covered Person or his/her Immediate Family Member must have no direct or indirect influence or control over the account) by a third-party broker, adviser or fiduciary not affiliated with the Firm is not subject to the trade preclearance and reporting requirements described herein.

To qualify for this exception, the Covered Person and his/her Immediate Family Members must have no direct or indirect influence or control over the account. Essentially, this means that with respect to the account the Covered Person and his/her Immediate Family Members: (i) do not exercise investment discretion and have instead delegated full investment discretion to the third-party; (ii) do not receive notice of specific transactions prior to execution; and (iii) otherwise have no direct or indirect influence or control by, for example, directing or suggesting that the third-party make any particular purchases or sales of securities or being consulted or having any input on specific transactions placed by the third-party prior to their execution in or for the account.

However, all Covered Persons must disclose the existence of such accounts in ComplianceAlpha and supply any related documentation, including account setup documents, holdings and/or transactions reports, as may be requested by the CCO.

7.	Reporting Requirements

A.	Reporting Requirements by Covered Persons

1.	Initial & Annual Holdings Reports

Upon employment, or change of personnel designation to a Covered Person, each Covered Person is required to provide an initial report of all personal holdings in a Reportable Security in which the Covered Person has any direct or indirect Beneficial Ownership (including, for initial reports, when the person became a Covered Person) in ComplianceAlpha, no later than 10 calendar days after employment or being designated as a Covered Person. Information must be current as of a date no more than 45 days prior to the date the person becomes a Covered Person. The Compliance Team will distribute the appropriate forms to you through ComplianceAlpha and assist you with setting up the appropriate data feeds in ComplianceAlpha.

All Covered Persons are further required to provide a certification on an annual basis no later than 45 calendar days after each calendar year end attesting that they have caused to be submitted duplicate statements for all active brokerage accounts that contain Reportable Securities and in which the Covered Person (or their Immediate Family Member) has direct or indirect Beneficial Ownership. The information must be current as of a date no more than 45 days prior to the date the certification is submitted.

Copies of brokerage statements delivered via hard copy which are uploaded electronically to ComplianceAlpha (Manual Feed), or transmitted to ComplianceAlpha via Live or Aggregate Feeds, and which contain the same information noted below will be viewed as an acceptable form of reporting, provided they are received within thirty days of the end of any reporting period, or in accordance with the particular brokerage firm’s delivery schedule.

In addition, each Covered Person when submitting the above referenced certification is certifying that the information provided, regardless of delivery format, is current, accurate, and complete. The information required in this section must contain the following information for each security:

(a)	Security Name/Title and Type;
(b)	Ticker Symbol or CUSIP number;
(c)	Number of Shares or Par;
(d)	Principal Amount;
(e)	The name of the broker, dealer or bank with or through which the transaction was effected; and
(f)	The date that the report is submitted by the Covered Person.

Additionally, Covered Persons are required to disclose via this certification the name of the broker, dealer or bank at which each brokerage account was maintained, as well as the date that the account was established and the date that the report is submitted by the Covered Person

2.	Quarterly Transaction Reports

No later than 30 calendar days following the end of each calendar quarter, all Covered Persons shall submit through ComplianceAlpha a certification listing all personal transactions in any Reportable Security pursuant to which the Covered Person had, or as a result of the transaction acquired, any direct or indirect Beneficial Ownership interest during the quarter.

The information as outlined below must be provided for each transaction and can be delivered via hard copy uploaded electronically to ComplianceAlpha, or transmitted to ComplianceAlpha via Live or Aggregate Feeds.

(a)	Date of any transaction, security name/title and type, and, if applicable, the ticker symbol or CUSIP number;
(b)	Interest rate and maturity date (if applicable), number of shares, and principal amount or relevant indicator of each security involved;
(c)	Nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);
(d)	Price at which the transaction was effected;
(e)	The name of the broker, dealer or bank with or through which the transaction was effected; and
(f)	The date that the report is submitted by the Covered Person.

The following transactions are not required to be reported:

(a)	Transactions effected through an Automatic Investment Plan so long as the transaction did not override the Automatic Investment Plan’s predetermined schedule and allocation; and
(b)	Transactions that duplicate information contained in brokerage trade confirmations or account statements received via hard copy uploaded electronically to ComplianceAlpha, or transmitted to ComplianceAlpha via Live or Aggregate Feeds in the time period required above, if all of the information required above is contained in the broker trade confirmations or account statements, or in the records of the Firm.

NOTE: For any transactions in Bitcoin and Bitcoin Futures effected through a platform that does not allow for automatic feeds in ComplianceAlpha, such transactions must be reported in a quarterly transaction report by manually uploading holdings into ComplianceAlpha.

B.	Submission of Duplicate Periodic Statements

Each Covered Person must arrange for duplicate copies of statements of all brokerage accounts for which they have direct or indirect Beneficial Ownership interest, as well as duplicate statements for accounts of Immediate Family Members living in the household for which the Covered Person has direct or indirect Beneficial Ownership interest. Duplicate statements may be delivered via hard copy uploaded electronically to ComplianceAlpha, or transmitted to ComplianceAlpha via Live or Aggregate Feeds.

C.	Reconciliation of Preclearance Requests

On a quarterly basis, the CCO will review each Covered Person’s duplicate statements to reconcile personal securities transactions during the period with pre-approval requests made by the Covered Person. On a quarterly basis, the CCO will also review Covered Persons’ transactions to identify any instances where a Covered Person transacted in a Transaction Requiring Preclearance without obtaining preclearance. A separate employee that does not report to the CCO has been designated responsibility for reviewing duplicate statements and quarterly certifications of the CCO.

In the event discrepancies are identified, the CCO will open an item of interest in ComplianceAlpha and conduct further review of the activity to determine whether a violation has occurred. Violations of preclearance requirements will be discussed with the Firm’s management to determine the appropriate sanctions, as discussed further in Section 11, below.

8.	Recordkeeping Requirements

The Firm’s CCO will keep the applicable records regarding this Code in whatever format he/she deems acceptable for the specified number of years as required pursuant to Rule 204-2 under the Advisers Act and Rule 17j-1(f) under the 1940 Act.

9.	Certifications

The Firm will provide all Covered Persons with a copy of the Code initially, and again following any amendments. Each Covered Person will be required to provide a written acknowledgement in ComplianceAlpha of receipt of the Code and any amendments.

Each Covered Person will be required to certify annually in ComplianceAlpha that he or she has complied with the requirements of this Code.

10.	Reporting of Violations and Regulatory Proceedings

The Firm takes Code violations, including the potential for conflicts of interest caused by personal investing, very seriously. Accordingly, Covered Persons that become aware of any potential or actual violation of the Code are required to promptly report such potential or actual violation to the CCO, or in the event the violation involves the CCO, to the President of the Firm. In addition, Covered Persons are required to promptly report to the CCO (or President if appropriate) if they become aware that a Covered Person has become the subject of material business-related legal or regulatory proceeding. Any reports of potential violations or regulatory proceedings will be investigated by the CCO (or President if appropriate), who will report directly to the President on the matter.

For the avoidance of doubt, this Code will not be interpreted or applied in any manner that will impede or violate any Firm employee’s or other Covered Persons’ legal rights under applicable law or regulation. For example, nothing in this Code is intended to impede, prohibit, or in any way restrict Covered Persons from reporting potential violations of the Code or of federal or state securities or commodities laws or regulations (i.e., “whistle blowing”) to, or otherwise communicating directly with or providing information to (including voluntarily), any governmental agency or entity, including, but not limited to, the U.S. Department of Justice, the U.S. Securities and Exchange Commission, the U.S. Commodity Futures Trading Commission or any agency’s inspector general or staff, or from making other disclosures that are protected under the whistleblower provisions of state or federal law or regulation. Covered Persons do not need prior authorization from their supervisor, the CCO, or any other person or entity affiliated with the Firm to make any such reports or disclosures and do not need to notify the Firm that they have made such reports or disclosures or that the staff of a governmental agency or entity has contacted the Covered Person. Additionally, nothing in this Code prohibits Covered Persons from recovering an award pursuant to a whistleblower program of a government agency or entity. To the extent that an employment, severance or other agreement or policy contains a provision(s) to the contrary of this paragraph, such provision(s) is void and will not be enforced by the Firm.

Any retaliation for the reporting of a potential violation under this Code will constitute a violation of the Code and any person who seeks to retaliate against a person who reports a Code violation shall be subject to sanctions or other disciplinary actions. If a Covered Person believes that he or she has been retaliated against, he or she should notify the CCO or President directly.

11.	Sanctions

The Firm’s management may impose sanctions it deems appropriate upon any person who violates the Code. In addition, the Firm’s management may impose sanctions it deems appropriate upon any person who has engaged in a course of conduct that, although in technical compliance with the Code, is part of a plan or scheme to evade the provisions of the Code. Sanctions may include a letter of censure, suspension of employment, termination of employment, fines, and disgorgement of profits from prohibited or restricted transactions. All sanctions and other actions taken will be subject to applicable employment laws and regulations.

12.	Review and Supervisory Reporting

A.	Review Procedures

1.	The CCO, or his/her designee, shall review reports, including any initial holdings reports, annual holdings reports, personal securities transaction reports, quarterly transaction reports, and brokerage statements, provided in any format, to monitor compliance with the Code and to attempt to detect possible violations of the Code.

2.	No less frequently than annually, the Firm must furnish a written report to any Board of Directors/Trustees of Funds advised or sub-advised by the Firm, upon that Board’s request, and in whatever reasonable fashion the Board requests, information concerning any Code in effect for the period requested that will a) describe any issues arising under the Code or its procedures since the last report to the Board, including, but not limited to, information about material violations of the Code or its procedures and sanctions imposed in response to the material violations; and b) which certifies that the Firm has adopted procedures reasonably necessary to prevent Access Persons (as defined pursuant to Rule 17j-1 under the 1940 Act) from violating the Code.

3.	The CCO of the Firm, in conjunction with senior management, shall review this Code annually.

B.	Reporting Procedures

1.	The CCO or his/her designee shall promptly report to the Firm’s senior management: (a) any transaction that appears to be in violation of the prohibitions contained in this Code; (b) any apparent violations of the reporting requirements contained in this Code; and (c) any procedures or sanctions imposed in response to a violation of this Code, including but not limited to, a letter of censure, suspension or termination of the employment of the violator as imposed by the President of the Firm, or the unwinding of the transaction and disgorgement of the profits.

2.	In addition, the CCO will include this information in the Annual Report to be completed in accordance with Rule 206(4)-7.

3.	The CCO will also include the following information, as is deemed appropriate and applicable, in the Annual Report to be completed in accordance with Rule 206(4)-7:

(a)	a copy of the current Code;
(b)	a summary of existing procedures and any changes in the Code’s policies or procedures during the past year;

(c)	a description of any issues arising under the Code or its procedures since the last report, including but not limited to, information about material violations of the Code and sanctions imposed in response to material violations;
(d)	an evaluation of the current Code and a report on any recommended changes to the Code based upon the CCO’s experience, evolving industry practices, or developments in applicable laws or regulations; and
(e)	a certification that the Firm has adopted procedures reasonably necessary to prevent Covered Persons from violating the Code.

C.	Training

Covered Persons will be required to participate in periodic training on the Code, which shall be conducted at least annually and generally as part of required compliance training.